EXHIBIT (a)(1)(B)

LETTER ANNOUNCEMENT

To:	Eligible Tessera Employees

From:	Tessera Technologies, Inc.

Date:	June 2, 2009

Re:	Employee Stock Option Exchange Program

We are pleased to provide details of the previously announced Employee Stock Option Exchange Program (the “Option Exchange”). As you may be eligible to participate, we encourage you to read carefully the attached memorandum entitled “Offer to Exchange Certain Outstanding Options to Purchase Common Stock for a Number of Replacement Options According to an Exchange Ratio.” This document will help you to understand fully the risks and benefits of this program.

Below you will find a basic outline of the program, as well as other resources to help inform your decision to participate. We have also established an Option Exchange website on Tessera’s intranet at http://options-exchange, which website includes all of the information provided to you today. Because we realize not all of the eligible employees have access to a computer at their work station, the following offering materials, which are available on the Option Exchange website, are being provided with this announcement in paper form to those employees in the United States that do not have such access and the eligible employees that reside outside the United States:

•	Offer to Exchange Certain Outstanding Options to Purchase Common Stock for a Number of Replacement Options According to an Exchange Ratio (the “Offer Information Document”).

•	Election Form

•	The Fourth Amended and Restated 2003 Equity Incentive Plan (the “2003 Plan”), under which all replacement options will be granted

•	The 2003 Plan Prospectus describing the material terms of the 2003 Plan

•	The form of Option Agreement under the 2003 Plan

In addition, to provide details on the Option Exchange program, we will hold informational sessions at times and places to be announced.

Eligibility

We are making an offer (the “Offer”) to allow eligible Tessera employees to exchange existing options that have an exercise price of at least $26.08 per share for replacement options that have a per share exercise price equal to the per share closing sales price of our common stock on the date of the exchange.

You are eligible to participate in the Option Exchange Program only if you:

•	are an employee of Tessera or one of its wholly-owned subsidiaries on June 2, 2009 and remain an employee through the grant date of the replacement options;

•	are not a member of our Board of Directors or an executive officer of Tessera;

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reside in the United States or any other country and continue to reside in such jurisdiction through the grant date of the replacement options, provided that if this Offer is prohibited in any such jurisdiction under local regulations, then residents of such jurisdiction shall not be eligible to participate in the Option Exchange; and

•	hold at least one eligible option on June 2, 2009.

Information regarding your eligible options is available through your E*TRADE Financial Brokerage account and the Option Exchange website on Tessera’s intranet at http://options-exchange. If you do not have access to a computer at your work station or you reside outside the United States, this information is included in paper form with this announcement. If you are unable to access your E*TRADE Financial Brokerage account or the Option Exchange website on Tessera’s intranet or require additional copies of the offering materials, including the election form, please contact Richard Morales, via email at options-exchange@tessera.com or via phone at +1 (408) 321-6727, or John Price, via email at options-exchange@tessera.com or via phone at +1 (408) 321-6716.

Replacement Options

The offer period begins now and is expected to end at 5:00 p.m. U.S. Pacific Time on July 1, 2009, unless we extend the Offer. To participate in the Option Exchange Program, you may submit your eligible options for cancellation, and replacement options will be granted to you on the date that we cancel your options (the “replacement grant date”). We will deliver the option agreement evidencing your replacement options to you as soon thereafter as we can practically do so.

•	The number of new options that you receive will be based on an exchange ratio pursuant to the Offer terms.

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Your replacement options will have an exercise price per share equal to the per share closing sales price of our common stock as quoted on The Nasdaq Global Select Market on the replacement grant date (or as modified as required under local tax laws for replacement options granted outside the United States).

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Your replacement options will be unvested and will become vested and exercisable in accordance with the following schedule: one-third of the shares subject to each replacement option will vest and become exercisable on the one-year anniversary of the replacement grant date, with the remaining shares vesting and becoming exercisable in equal monthly increments over the 24 months following the first anniversary of the replacement grant date, so that all shares subject to the replacement option will be vested and exercisable on the third anniversary of the replacement grant date.

•	Your replacement options will retain the same expiration date as the surrendered options, subject to earlier expiration of the option upon termination of your employment.

•	Your replacement options will be treated as non-qualified stock options for U.S. federal income tax purposes, regardless of the tax status of the eligible options surrendered for exchange.

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Your replacement options will be granted under the 2003 Plan and will be subject to the terms and conditions of that plan and the form of stock option agreement used for awards granted under the 2003 Plan.

The Option Exchange Program is being made under the terms and subject to the conditions of the Offer Information Document and the related election form. You should carefully read all of these documents before you decide whether to participate in the Option Exchange Program.

How to Participate

If you would like to participate in the program, you will need to submit your election form by the expiration of the Offer, which is currently scheduled for 5:00 p.m. U.S. Pacific Time on July 1, 2009, unless the Offer is extended. We will not accept delivery of any election after expiration of this Offer.

You may submit an election form in one of three ways. You may complete and submit the election form electronically via the Option Exchange website on Tessera’s intranet at http://options-exchange. If you do not submit your election form electronically via the Option Exchange website on Tessera’s intranet, a properly signed and completed election form must be received by Tessera no later than 5:00 p.m. U.S. Pacific Time on July 1, 2009, which election form shall be addressed to Richard Morales and sent via facsimile at +1 (408) 904-5265 or a scanned or PDF copy of the election form may be sent via email delivery to

options-exchange@tessera.com.

You must complete the election process in the foregoing manner no later than 5:00 p.m. U.S. Pacific Time on July 1, 2009, unless the Offer is extended. We will not accept delivery of any election after expiration of this Offer. If we have not received all properly completed and signed documents before the Offer expires, you will have rejected this Offer and you will keep your current options. If you choose not to submit electronically on Tessera’s intranet at http://options-exchange, only documents that are complete, signed and actually received by Richard Morales, via facsimile at +1 (408) 904-5265 or via email delivery to

options-exchange@tessera.com, by the deadline will be accepted. Documents submitted by any other means, including hand delivery, U.S. mail or other post, and Federal Express (or similar delivery service) are not permitted.

You may withdraw or change your previously submitted election to exchange options at any time on or before 5:00 p.m. U.S. Pacific Time on July 1, 2009, by properly submitting a new election form. If the Offer is extended beyond that time, you can withdraw or change your election at any time until the extended expiration of the Offer.

How to Learn More

We know that the materials that we send you may seem voluminous, but it is important that you read and try to understand and act on all of these materials. We have attempted to anticipate many of the questions you may have regarding the terms of the Option Exchange Program and have included some frequently asked questions as part of the Offer Information Document. We urge you to read the Offer Information Document and related exhibits carefully. Participation is completely voluntary. If you choose not to participate, you will retain your current options under their current terms and conditions.

You should direct any questions about the Offer or requests for assistance (including requests for additional copies of any documents relating to this Offer) by email to options-exchange@tessera.com, by visiting the Option Exchange website on Tessera’s intranet at http://options-exchange, or by calling Richard Morales at +1 (408) 321-6727 or John Price at +1 (408) 321-6716.

Although the Board of Directors has approved the Offer, neither we nor the Board of Directors make any recommendation as to whether you should accept or refrain from accepting the Offer. You must make your own decision about the Offer, taking into account your own personal circumstances and preferences. You should carefully review the materials provided or referred to in this package. We recommend that you consult with your personal financial, tax and legal advisors in deciding whether to accept the Offer.

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